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                           ISLE OF CAPRI CASINOS, INC.
                              1641 Popps Ferry Road
                            Biloxi, Mississippi 39532

                                October 11, 2002

Via Edgar

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

                  RE:   Isle of Capri Casinos, Inc.
                        Registration Statement on Form S-3 (File No. 333-89156)

Ladies and Gentleman:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Isle of Capri Casinos, Inc. (the "Company") hereby requests the immediate withdrawal of its registration statement on Form S-3 (File No. 333-89156), together with all exhibits thereto (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on May 24, 2002. In light of current market conditions, the Company has determined not to proceed at this time with the offering to which the Registration Statement relates. The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

     The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Commission at the time of the filing of the Registration Statement, and the Company understands that in accordance with Rule 457(p) promulgated under the Securities Act, that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to May 24, 2007.

     Please provide our legal counsel, Robert J. Wild of Mayer, Brown, Rowe & Maw, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of Mr. Wild is (312) 701-7711. Should you have any questions or require any additional information with respect to this request for withdrawal, please call Mr. Wild at
(312) 701-8561.

                                    Sincerely,

                                    ISLE OF CAPRI CASINOS, INC.

                                    By:  /s/  REXFORD A. YEISLEY

                                      Rexford A. Yeisley
                                      Senior Vice President, Chief Financial
                                      Officer, Treasurer and Assistant Secretary

cc:   Scott Lieberman (via facsimile to 202-942-9527)
        Securities and Exchange Commission